                                   FORM 11-K

(Mark One)              /X/ ANNUAL REPORT PURSUANT TO
                SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                                      OR

                       / / TRANSITION REPORT PURSUANT TO
                SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission file number - 000-22007

     A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:

         Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Southwest Bancorporation of Texas, Inc.
         4400 Post Oak Parkway
         Houston, Texas 77027

                FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION OF
                     ROSENBERG PROFIT SHARING PLAN AND TRUST
                                TABLE OF CONTENTS

                                ------------------

                                                              PAGE(S)
                                                              -------
Independent Accountants' Report                                  1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 1998 and 1997                    2

  Statement of Changes in Net Assets Available
    for Benefits with Fund Information, for the
    years ended December 31, 1998, 1997 and 1996                 3

  Notes to Financial Statements                                 4-16

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1998                  17

  Item 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1998                         18


                         INDEPENDENT ACCOUNTANTS' REPORT


To the Plan Advisory Committee of Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust:


We have audited the accompanying statement of net assets available for benefits of the Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust as of December 31, 1998, and the related statement of changes in net assets available for benefits for the years ended December 31, 1998 and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust as of December 31, 1997 were audited by other auditors whose report dated June 24, 1998 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust as of December 31, 1998, and the changes in its net assets available for benefits for the years ended December 31, 1998 and 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and reportable transactions is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all materials respects, in relation to the basic financial statements taken as a whole.

Houston, Texas
June 25, 1999

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1998 AND 1997
                                 -------------

          ASSETS                                                                             1998                 1997
                                                                                           --------             --------
Investments:
  Shares of registered investment companies reported at fair value:
    American Industries Short Term Income Fund                                           $1,063,448           $  969,835
    Fidelity Mortgage Securities Fund                                                       201,834              180,693
    Dreyfus Appreciation Fund                                                               647,700              440,870
    Fidelity Value Fund                                                                     200,872              155,424
    Babson Value Fund                                                                       281,518              203,760
    Baron Asset Fund                                                                        299,262              211,850
    Janus Worldwide Fund                                                                    293,064              171,629
    Fort Bend Holding Corp. Common Stock                                                  2,742,971            1,405,420
    Fort Bend Holding Corp. 8% Convertible
      Subordinated Debentures, due
      December 1, 2005                                                                         -                 930,735
    Participant notes receivable                                                            114,624              157,326
                                                                                         ----------           ----------

      Total investments                                                                   5,845,293            4,827,542

Cash and cash equivalents                                                                    10,462               14,242

Accounts receivable - accrued interest                                                        4,428                5,627
                                                                                         ----------           ----------

      Total assets                                                                        5,860,183            4,847,411

Liabilities - accrued liabilities                                                             1,195                  275
                                                                                         ----------           ----------

        Net assets available for benefits                                                $5,858,988           $4,847,136
                                                                                         ==========           ==========


                     The accompanying notes are an integral
                       part of these financial statements.

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 -------------

                                                                         1998               1997                 1996
                                                                      ----------         ----------           ----------
Additions to net assets attributable
  to:
  Investment income
    Interest                                                          $  102,035         $   63,161           $  145,158
    Dividends                                                             26,437             13,374                8,132
    Net appreciation in fair value
      of investments                                                     574,417          1,084,583              242,150
                                                                      ----------         ----------           ----------

                                                                         702,889          1,161,118              395,440

  Contributions from participants                                        357,511            325,862              120,471
                                                                      ----------         ----------           ----------

        Total additions                                                1,060,400          1,486,980              515,911
                                                                      ----------         ----------           ----------

Deductions from net assets attributable to:
  Benefit payments                                                        47,059             85,420                8,039
  Miscellaneous expense                                                    1,489               -                    -
                                                                      ----------         ----------           ----------

                                                                          48,548             85,420                8,039
                                                                      ----------         ----------            ---------

Net increase                                                           1,011,852          1,401,560              507,872

Net assets available for benefits,
  beginning of year                                                    4,847,136          3,445,576            2,937,704
                                                                      ----------         ----------           ----------

Net assets available for benefits,
  end of year                                                         $5,858,988         $4,847,136           $3,445,576
                                                                      ==========         ==========           ==========


                     The accompanying notes are an integral
                       part of these financial statements.

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                 -------------

1.     DESCRIPTION OF PLAN

       The following description of the Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan was originally adopted by Fort Bend Federal Savings and Loan Association of Rosenberg (the "Association") as a profit sharing plan. The Plan was later amended to add a cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code of 1986 ("IRC"), as amended, and to permit the investment of Plan assets in "qualifying employer securities" as permitted by Section 408(e) of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan for which all employees of the Association and its subsidiaries are eligible to participate as of January 1 or July 1 coincident with and following the completion of six consecutive months of service. The Plan is subject to the provisions of ERISA.

       CHANGE IN TRUSTEE

       Prior to January 1, 1997, certain officers of the Association acted as the Trustees of the Plan. On January 1, 1997, American Industries Trust Company ("American Industries") became trustee of the Plan and the participants' investments in the Shay Money Market Fund and the Fort Bend Federal Savings and Loan money market account were liquidated. The money market balances were liquidated on January 13, 1997 and accumulated in the American Industries Short-Term Income Fund until all the certificates of deposit matured in September 1997. At that time, such funds, including the accumulated income thereon, were invested as the participants directed. (See below for a description of the participants' investment options.) Accordingly, except for contributions from participants and earnings on the American Industries Short-Term Income Fund, the Fort Bend Holding Corp. common stock and Fort Bend Holding Corp. convertible subordinated debentures, the statement of changes in net assets available for benefits generally presents investment income for investment options for the period since September, 1997.


                                    Continued
                                       -4-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

1.     DESCRIPTION OF PLAN, CONTINUED

       CONTRIBUTIONS

       Each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, from a minimum of 2% up to a maximum of 15%, on a pretax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan provides for employer contributions which are made at the sole discretion of the Association's Board of Directors.

       The amount that can be deferred by a participant who is designated as a highly compensated employee ("HCE") under IRC guidelines may be limited to an amount which is less than the maximum annual deferral amount prescribed by the Plan. Whether or not such limitations are imposed in a given year will depend on whether the Plan passes certain tests with respect to the deferral rates of HCEs in comparison with non-HCEs. Failure to pass these tests may result in the refunding of a portion of each HCE's employee contribution exceeding such maximum amount for the year and the inclusion of such amount in his or her taxable income for the year. The Association passed the tests for the year ended December 31, 1998.

       PARTICIPANT ACCOUNTS

       Individual participant accounts are comprised of the participant's voluntary contributions, employer contributions (if applicable), and an allocation of applicable fund earnings and unrealized fair market value adjustments. Allocations of earnings and unrealized fair market value adjustments are based on the ratio of a participant's account to all participant accounts by fund.

       VESTING

       Participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Association's discretionary contribution portion of their accounts plus actual earnings thereon if they are employed on the last day of the Plan year in which such contributions were made. Any forfeited amounts are allocated among the remaining participants.


                                   Continued
                                      -5-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

1.     DESCRIPTION OF PLAN, CONTINUED

       PARTICIPANTS NOTES RECEIVABLE

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to approximately 25 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Advisory Committee. During 1998, interest rates ranged from 7.9% to 9.9%. Principal and interest is paid ratably through semi-monthly payroll deductions.

       PAYMENT OF BENEFITS

       On termination of service, a participant receives a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participant account balances may remain in the Plan if they exceed certain IRC requirements.

       FORFEITED ACCOUNTS

       There were no forfeited accounts during the Plan years ended December 31, 1998, 1997 and 1996.

       INVESTMENT OPTIONS

       Since January 1, 1997, participants may elect to have their contributions invested in one or more of the investment options listed below. Participants may elect to allocate their contributions to any combination of funds in any whole percentages so long as total investment percentages equal 100%.

       AMERICAN INDUSTRIES SHORT TERM INCOME FUND

       The American Industries Short Term Income Fund seeks investment vehicles providing high yields consistent with preservation of capital by holding investments with maturity dates no longer than 30 months.


                                    Continued
                                       -6-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       FIDELITY MORTGAGE SECURITIES FUND

       The Fidelity Mortgage Securities Fund seeks a high level of current income, consistent with prudent investment risk, by investing primarily in mortgage related securities of all kinds. When consistent with its goal, the Fund may also consider the potential for capital gains.

       DREYFUS APPRECIATION FUND

       The Dreyfus Appreciation Fund seeks long-term growth consistent with the preservation of capital. Generation of income is a secondary objective.

       FIDELITY VALUE FUND

       The Fidelity Value Fund seeks capital appreciation primarily through investments in domestic and foreign equity securities.

       BABSON VALUE FUND

       The Babson Value Fund seeks long-term growth of capital and income by investing in a diversified portfolio of common stocks which are considered to be undervalued in relation to earnings, dividends and/or assets.

       BARON ASSET FUND

       The Baron Asset Fund seeks capital appreciation through long-term investments in publicly owned companies.

       JANUS WORLDWIDE FUND

       The Janus Worldwide Fund seeks long-term growth of capital consistent with the preservation of capital. It is a diversified fund that pursues its objective by investing in common stocks of companies of any size on a global basis.

       FORT BEND HOLDING CORP. STOCK

       Funds are invested in common stock of Fort Bend Holding Corp.


                                    Continued
                                       -7-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       FORT BEND HOLDING CORP. CONVERTIBLE SUBORDINATED DEBENTURES

       In October 1995, funds were invested in the Fort Bend Holding Corp. Convertible subordinated debentures. At January 1, 1997, participants were allowed to either liquidate or maintain their interests in the debentures. Subsequent to January 1, 1997, participants cannot increase such investments but may liquidate their interests at any time.

       Participants may change their investment options daily.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Fort Bend Holding Corp. common stock and convertible debentures are valued at their quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

       The plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains of losses and the unrealized appreciation (depreciation) on those investments.


                                    Continued
                                       -8-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.


3.     RISKS AND UNCERTAINTIES

       CREDIT RISK

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       IMPACT OF THE YEAR 2000 ISSUE

       The Year 2000 issue is the result of computer programs and hardware with embedded date technology using two digits to define the applicable year rather than four. Any programs or hardware that are time sensitive and have not been determined to be Year 2000 compliant may recognize a date using "00" as the year 1900 rather than the year 2000. Such improper date recognition could, in turn, result in erroneous processing of data, or, in extreme situations, system failure.

       In anticipation of the Year 2000 issue, both the Company and the Custodian implemented Year 2000 programs which included the performance of inventories of information technology and non- information technology systems, assessments of potential problem areas, testing of systems for Year 2000 readiness, and modification of systems that are not Year 2000 compliant.

       The Company and the Custodian believe all of their core systems are Year 2000 compliant.


                                    Continued
                                       -9-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

3.     RISKS AND UNCERTAINTIES, CONTINUED

       IMPACT OF THE YEAR 2000 ISSUE, CONTINUED

       Although the Company and the Custodian expect to be ready to continue business activities without interruption by a Year 2000 problem, each recognizes the general uncertainty inherent in the Year 2000 issue, in part because of the uncertainty about the Year 2000 readiness of third parties. Under a "worst case Year 2000 scenario", it may be necessary to temporarily interrupt normal plan activities. The Trustees do not believe that such circumstances would result in a material adverse impact on Plan operations. The Company and the Custodian have begun, but not yet completed, development of contingency plans to deal with the "most likely worst case Year 2000 scenario". The contingency plans are expected to be completed during the third quarter of 1999.

       The cost of becoming Year 2000 compliant is not expected to be significant and such cost will be borne by the Company and the Custodian.


4.     RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by American Industries. American Industries is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Trustee fees paid by the Association, on behalf of the Plan, were approximately $27,000 and $22,000 for the years ended December 31, 1998 and 1997, respectively.

       The Plan invests in shares of Fort Bend Holding Corp. common stock and maintains an investment in Fort Bend Holding Corp. convertible subordinated debentures. Through December 1997, the Plan invested in a money market account with the Association. These amounts are included in the statements of net assets available for benefits. Interest earned on these investments is included in the statements of net assets available for benefits.


                                    Continued
                                      -10-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

5.     FEDERAL INCOME TAXES

       The Internal Revenue Service has determined and informed the Company by a letter dated August 31, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.


6.     INVESTMENTS

       Investments that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997 are identified below:


       DESCRIPTION OF ACCOUNT                                                         1998               1997
       ----------------------                                                      ----------         ----------
       American Industries Short Term
         Income Fund                                                               $1,063,448         $  969,835
       Dreyfus Appreciation Fund                                                      647,700            440,870
       Baron Asset Fund                                                               299,262               -
       Janus Worldwide Fund                                                           293,064               -
       Fort Bend Holding Corp. common
         stock                                                                      2,742,971          1,405,420
       Fort Bend Holding Corp. 8% con-
         vertible subordinated debentures                                                -               930,735

7.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Association has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be paid in accordance with the provisions of ERISA.


8.     PLAN INVESTMENTS

       Following is an analysis of plan activity by investment option for the years ended December 31, 1998, 1997 and 1996:


                                    Continued
                                      -11-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

8.     PLAN INVESTMENTS, CONTINUED

                                                       AMERICAN
                                                       INDUSTRIES       FIDELITY
                                                       SHORT TERM       MORTGAGE        DREYFUS        FIDELITY
                                                         INCOME        SECURITIES     APPRECIATION      VALUE
                                                          FUND            FUND           FUND            FUND
                                                      -----------     -----------     -------------   ----------
       Balance at January 1, 1996                      $     -         $     -          $     -       $     -

       Additions to net assets attributed to:
         Interest income                                     -               -                -             -
         Dividend income                                     -               -                -             -
         Net appreciation in fair value of
           investments                                       -               -                -             -
         Employee contributions                              -               -                -             -
                                                       ----------      ----------       ----------    ----------

           Total additions                                   -               -                -             -
                                                       ----------      ----------       ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                            -               -                -             -
         Administrative expenses                             -               -                -             -
                                                       ----------      ----------       ----------    ----------

           Total deductions                                  -               -                -             -
                                                       ----------      ----------       ----------    ----------

       Transfers, net                                        -               -                -             -
                                                       ----------      ----------       ----------    ----------

       Balance at December 31, 1996                          -               -                -             -

       Additions to net assets attributed to:
         Interest income                                     -               -                -             -
         Dividend income                                     -               -                -             -
         Net appreciation in fair value of
           investments                                     68,419           5,542            9,626           581
         Employee contributions                            53,249          18,903           41,702        32,045
                                                       ----------      ----------       ----------    ----------

           Total additions                                121,668          24,445           51,328        32,626
                                                       ----------      ----------       ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                          19,367             339              930           665
         Administrative expenses                             -               -                -             -
                                                       ----------      ----------       ----------    ----------

           Total deductions                                19,367             339              930           665
                                                       ----------      ----------       ----------    ----------

       Transfers, net                                     867,534         156,587          390,472       123,463
                                                       ----------      ----------       ----------    ----------

       Balance at December 31, 1997                       969,835         180,693          440,870       155,424

       Additions to net assets attributed to:
         Interest income                                    3,194             575            1,984         1,600
         Dividend income                                     -               -                -             -
         Net appreciation in fair value of
           investments                                     38,231          11,820          151,948         4,601
         Employee contributions                            49,899          20,078           48,633        36,969
                                                       ----------      ----------       ----------    ----------

           Total additions                                 91,324          32,473          202,565        43,170
                                                       ----------      ----------       ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                           3,350           4,135            9,813         1,163
         Administrative expenses                             -               -                -             -
                                                       ----------      ----------       ----------    ----------

           Total deductions                                 3,350           4,135            9,813         1,163
                                                       ----------      ----------       ----------    ----------

       Transfers, net                                       5,639          (7,197)          14,078         3,441
                                                       ----------      ----------       ----------    ----------

       Balance at December 31, 1998                    $1,063,448      $  201,834       $  647,700    $  200,872
                                                       ==========      ==========       ==========    ==========


                                    Continued
                                      -12-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

8.     PLAN INVESTMENTS, CONTINUED

                                                         BABSON           BARON            JANUS         FBHC
                                                          VALUE           ASSET          WORLDWIDE      COMMON
                                                          FUND            FUND             FUND         STOCK
                                                         -------        ---------        ---------     --------
       Balance at January 1, 1996                      $     -         $     -          $     -       $  522,774

       Additions to net assets attributed to:
         Interest income                                     -               -                -             -
         Dividend income                                     -               -                -            8,132
         Net appreciation in fair value of
           investments                                       -               -                -          196,040
         Employee contributions                              -               -                -             -
                                                       ----------      ----------       ----------    ----------

           Total additions                                   -               -                -          204,172
                                                       ----------      ----------       ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                            -               -                -             -
         Administrative expenses                             -               -                -             -
                                                       ----------      ----------       ----------    ----------

           Total deductions                                  -               -                -             -
                                                       ----------      ----------       ----------    ----------

       Transfers, net                                        -               -                -           (8,132)
                                                       ----------      ----------       ----------    ----------

       Balance at December 31, 1996                          -               -                -          718,814

       Additions to net assets attributed to:
         Interest income                                     -               -                -             -
         Dividend income                                     -               -                -           13,374
         Net appreciation in fair value of
           investments                                      5,679          18,872            3,326       554,052
         Employee contributions                            38,793          51,248           47,734        42,188
                                                       ----------      ----------       ----------    ----------

           Total additions                                 44,472          70,120           51,060       609,814
                                                       ----------      ----------       ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                           1,613           2,798            1,911        16,549
         Administrative expenses                             -               -                -             -
                                                       ----------      ----------       ----------    ----------

           Total deductions                                 1,613           2,798            1,911        16,549
                                                       ----------      ----------       ----------    ----------

       Transfers, net                                     160,901         144,528          122,480        93,541
                                                       ----------      ----------       ----------    ----------

       Balance at December 31, 1997                       203,760         211,850          171,629     1,405,420

       Additions to net assets attributed to:
         Interest income                                    1,487           1,497            1,732           610
         Dividend income                                     -               -                -           26,437
         Net appreciation in fair value of
           investments                                     16,751          19,177           58,586       211,028
         Employee contributions                            39,720          59,603           55,322        47,287
                                                       ----------      ----------       ----------    ----------

           Total additions                                 57,958          80,277          115,640       285,362
                                                        ---------      ----------       ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                           3,360           4,556            3,543         9,127
         Administrative expenses                             -               -                -             -
                                                       ----------      ----------       ----------    ----------

           Total deductions                                 3,360           4,556            3,543         9,127
                                                       ----------      ----------       ----------    ----------

       Transfers, net                                      23,160          11,691            9,338     1,061,316
                                                       ----------      ----------       ----------    ----------

       Balance at December 31, 1998                    $  281,518      $  299,262       $  293,064    $2,742,971
                                                       ==========      ==========       ==========    ==========


                                    Continued
                                      -13-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

8.     PLAN INVESTMENTS, CONTINUED

                                                          U.S.             FBHC                       SHAY MONEY
                                                       GOVERNMENT      CONVERTIBLE    RECEIVABLES/      MARKET
                                                         BONDS         DEBENTURES        OTHER           FUND
                                                      -----------      ------------   ------------    ----------
       Balance at January 1, 1996                      $  890,359       $  488,430      $  204,111    $  181,249

       Additions to net assets attributed to:
         Interest income                                   27,910           38,919          17,752        21,124
         Dividend income                                     -                -               -             -
         Net appreciation in fair value of
           investments                                        (60)          46,170            -             -
         Employee contributions                              -                -               -             -
                                                       ----------       ----------      ----------    ----------

           Total additions                                 27,850           85,089          17,752        21,124
                                                       ----------       ----------      ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                            -                -               -             -
         Administrative expenses                             -                -               -             -
                                                       ----------       ----------      ----------    ----------

           Total deductions                                  -                -               -             -
                                                       ----------       ----------      ----------    ----------

       Transfers, net                                    (918,209)         (38,919)        (16,571)      924,856
                                                       ----------       ----------      ----------    ----------

       Balance at December 31, 1996                          -             534,600         205,292     1,127,229

       Additions to net assets attributed to:
         Interest income                                     -              40,261            -             -
         Dividend income                                     -                -               -             -
         Net appreciation in fair value of
           investments                                       -             418,486            -             -
         Employee contributions                              -                -               -             -
                                                       ----------       ----------      ----------    ----------

           Total additions                                   -             458,747            -             -
                                                       ----------       ----------      ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                            -               7,625            -           33,623
         Administrative expenses                             -                -               -             -
                                                       ----------       ----------      ----------    ----------

           Total deductions                                  -               7,625            -           33,623
                                                       ----------       ----------      ----------    ----------

       Transfers, net                                        -             (54,987)        (28,372)   (1,093,606)
                                                       ----------       ----------      ----------    ----------

       Balance at December 31, 1997                          -             930,735         176,920          -

       Additions to net assets attributed to:
         Interest income                                     -              36,819          52,537          -
         Dividend income                                     -                -               -             -
         Net appreciation in fair value of
           investments                                       -              62,275            -             -
         Employee contributions                              -                -               -             -
                                                       ----------       ----------      ----------    ----------

           Total additions                                   -              99,094          52,537          -
                                                       ----------       ----------      ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                            -               4,400           3,612          -
         Administrative expenses                             -                -              1,489          -
                                                       ----------       ----------      ----------    ----------

           Total deductions                                  -               4,400           1,489          -
                                                       ----------       ----------      ----------    ----------

       Transfers, net                                        -          (1,025,429)        (96,037)         -
                                                       ----------       ----------      ----------    ----------

       Balance at December 31, 1998                    $     -          $     -         $  128,319    $     -
                                                       ==========       ==========      ==========    ==========


                                    Continued
                                      -14-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

8.     PLAN INVESTMENTS, CONTINUED

                                                                                        FORT BEND
                                                                                         FEDERAL
                                                                                          MONEY
                                                                       CERTIFICATES       MARKET
                                                                        OF DEPOSIT         FUND         TOTAL
                                                                       -------------    ----------    ----------
       Balance at January 1, 1996                                        $  602,037     $   48,744    $2,937,704

       Additions to net assets attributed to:
         Interest income                                                     30,102          9,351       145,158
         Dividend income                                                       -              -            8,132
         Net appreciation in fair value of
           investments                                                         -              -          242,150
         Employee contributions                                                -           120,471       120,471
                                                                         ----------     ----------    ----------

           Total additions                                                   30,102        129,822       515,911
                                                                         ----------     ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                                              -             8,039         8,039
         Administrative expenses                                               -              -             -
                                                                         ----------     ----------    ----------

           Total deductions                                                    -             8,039         8,039
                                                                         ----------     ----------    ----------

       Transfers, net                                                      (121,858)       162,755          -
                                                                         ----------     ----------    ----------

       Balance at December 31, 1996                                         510,281        349,360     3,445,576

       Additions to net assets attributed to:
         Interest income                                                     22,448            452        63,161
         Dividend income                                                       -              -           13,374
         Net appreciation in fair value of
           investments                                                         -              -        1,084,583
         Employee contributions                                                -              -          325,862
                                                                         ----------     ----------    ----------

           Total additions                                                   22,448            452     1,486,980
                                                                         ----------     ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                                              -              -           85,420
         Administrative expenses                                               -              -             -
                                                                         ----------     ----------    ----------

           Total deductions                                                    -              -           85,420
                                                                         ----------     ----------    ----------

       Transfers, net                                                      (532,729)      (349,812)         -
                                                                         ----------     ----------    ----------

       Balance at December 31, 1997                                            -              -        4,847,136

       Additions to net assets attributed to:
         Interest income                                                       -              -          102,035
         Dividend income                                                       -              -           26,437
         Net appreciation in fair value of
           investments                                                         -              -          574,417
         Employee contributions                                                -              -          357,511
                                                                         ----------     ----------    ----------

           Total additions                                                     -              -        1,060,400
                                                                         ----------     ----------    ----------

       Deductions from net assets attributed to:
         Benefits to participants                                              -              -           47,059
         Administrative expenses                                               -              -            1,489
                                                                         ----------     ----------    ----------

           Total deductions                                                    -              -           48,548
                                                                         ----------     ----------    ----------

       Transfers, net                                                          -              -             -
                                                                         ----------     ----------    ----------

       Balance at December 31, 1998                                      $     -        $     -       $5,858,988
                                                                         ==========     ==========    ==========


                                    Continued
                                      -15-

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                 -------------

9.     SUBSEQUENT EVENTS

       On April 1, 1999 the Plan was merged into the Southwest Bank of Texas 401(k) Savings Plan (the "Southwest Plan"). The transferred net assets have been recognized in the accounts of the Southwest Plan as of April 1, 1999, at their balances as previously carried in the accounts of the Plan. The total amount of net assets available for benefits transferred on April 1, 1999 was $6,029,996.

                              SUPPLEMENTAL SCHEDULE

                    FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998
                                 -------------

EIN: 74-0629638
PN:  001

                                                                      NUMBER OF                                 CURRENT
DESCRIPTION OF INVESTMENT                                              SHARES                 COST (1)           VALUE
-------------------------                                          --------------            ----------        ----------
American Industries Short Term
  Income Fund                                                      1,063,448.4700          $1,063,448          $1,063,448
Fidelity Mortgage Securities
  Fund                                                                18,688.3130             205,045             201,834
Dreyfus Appreciation Fund                                             15,395.7820             507,487             647,700
Fidelity Value Fund                                                    4,333.8200             249,901             200,872
Babson Value Fund                                                      6,135.9550             287,690             281,518
Baron Asset Fund                                                       5,921.2870             268,854             299,262
Janus Worldwide Fund                                                   6,188.0010             254,893             293,064
Fort Bend Holding Corp.
  common stock                                                       111,958.0000           1,009,326           2,742,971
Participant notes, 7.9% to 9.9%                                                                  -                114,624
                                                                                           ----------          ----------
                                                                                           $3,846,644          $5,845,293
                                                                                           ==========          ==========



(1) Cost is determined based on historical cost.

                 FORT BEND FEDERAL SAVINGS AND LOAN ASSOCIATION
                   OF ROSENBERG PROFIT SHARING PLAN AND TRUST
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 -------------

EIN:  74-0629638
PN:   001


IDENTITY OF PARTY                           NUMBER OF          PURCHASE        SELLING          CURRENT         NET GAIN
    INVOLVED                               TRANSACTIONS         PRICE           PRICE            VALUE           (LOSS)
-------------------                        -------------       --------        --------         -------         ---------
Single transactions in
    excess of 5%:

  Old Investment Fund                                         $3,915,416      $4,085,780                       $  170,364
  Fort Bend Holding Corp.                                        481,587         481,587                             -
  Mutual Fund Cash Clearing
    Account                                                    1,062,026       1,062,026                             -
  Mutual Fund Cash Clearing
    Account                                                    1,016,859       1,016,859                             -
  Old Investment Fund                                          3,989,322                        3,989,322
  Short-Term Income Fund                                       1,846,061                        1,846,061
  Fort Bend Holding Corp.                                        972,000                          972,000
  Babson Value Fund                                              324,761                          324,761
  Fidelity Mortgage Securi-
    ties Fund                                                    320,461                          320,461
  Janus Worldwide Fund                                           221,411                          221,411
  Baron Asset Fund                                               263,382                          263,382
  Dreyfus Appreciation Fund                                      753,477                          753,477
  Mutual Fund Cash Clearing
    Account                                                    1,062,026                        1,062,026
  Mutual Fund Cash Clearing
    Account                                                    1,016,859                        1,016,859
  Fort Bend Holding Corp.                                        580,860                          580,860
  Fort Bend Holding Corp.                                        481,587                          481,587


Series of Transactions:

  Old Investment Fund                           10             4,031,185       4,205,187                          174,002
  Short-Term Income Fund                        51               236,246         236,246                             -
  Short-Term Income Fund                        64               292,861         292,861                             -
  Fort Bend Holding Corp.                        6               503,652         509,391                            5,739
  Fidelity Money Market Fund                    89               524,725         524,725                -
  Mutual Fund Cash Clearing
    Account                                  1,137             3,274,957       3,274,957                             -
  Old Investment Fund                           22             4,031,185                        4,031,185
  Short-Term Income Fund                       224             2,261,910                        2,261,910
  Short-Term Income Fund                       121               300,480                          300,480
  Fort Bend Holding Corp.                        4               987,250                          987,250
  Fidelity Money Market Fund                   115               525,422                          525,422
  Babson Value Fund                            181               528,974                          528,974
  Fidelity Value Fund                          166               442,459                          442,459
  Fidelity Mortgage Securi-
    ties Fund                                  191               421,365                          421,365
  Janus Worldwide Fund                         170               460,213                          460,213
  Baron Asset Fund                             164               480,255                          480,255
  Dreyfus Appreciation Fund                    178               973,588                          973,588
  Mutual Fund Cash Clearing
    Account                                    296             3,274,957                        3,274,957
  Fort Bend Holding Corp.                       83             1,501,711                        1,501,711

                                    SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 FORT BEND FEDERAL SAVINGS AND LOAN
                                 ASSOCIATION OF ROSENBERG
                                 PROFIT SHARING PLAN AND TRUST


Date:  June 29, 1999             /s/  ANTHONY TORENTINOS
                                 -------------------------------------------
                                      Anthony Torentinos
                                      Plan Administrator

                               INDEX TO EXHIBITS

 NO.                     EXHIBITS
----                     --------
23.1    Consent of Ham, Langston & Brezina, L.L.P.